Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

June 24, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:           Hatteras Alternative Mutual Funds Trust (the “Trust”)
Hatteras Market Neutral Fund
File Nos. 333- 86348 and 811- 21079

Dear Ms. Hui:

Attached for filing, please find Post-Effective Amendment No. 63 (“PEA 63”) to the Trust’s Registration Statement on Form N-1A. PEA 63 is being filed for the purpose of incorporating comments we received from you on June 9, 2015 with respect to Post-Effective Amendment No. 55 (“PEA 55”) to the Trust’s Registration Statement on Form N-1A and its series, the Hatteras Market Neutral Fund (the “Fund”). For your convenience, your comments have been reproduced with responses following each comment.

Please note that a request to accelerate the effectiveness of PEA 63, on behalf of the Fund and its distributor, will be filed separately.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please confirm that the expense limit described in footnote 2 will be remain in place for at least one year after the effective date of the Fund.

Response:	The Trust confirms that the expense limit will remain in place for at least one year after the effective date of the Fund.

Comment 2.
In footnote 2 to the fee table, please add that fees waived and expenses reimbursed may only be recouped if such recoupment does not result in the Fund’s operating expenses exceeding the expense limit in place at the time of such waiver or reimbursement.

Response:
The penultimate sentence of the above-referenced footnote has been revised to read “The Advisor is permitted to recoup expense reimbursements made during the prior three fiscal years, ~~subject to the foregoing expense limits~~ so long as such recoupments do not cause the Fund to exceed the Expense Caps or the expense limits in place at the time of such waiver or reimbursement.”

Comment 3.
Under “Principal Investment Strategies,” in the first paragraph, second sentence, please revise the phrase “to capture some of the inefficiencies” in plain English. Additionally, please consider revising the sentence structure given its length.

Response:
The Registrant notes that the above-referenced paragraph is primarily intended to describe the types of assets in which the Fund invests, while the paragraphs that follow primarily describe the way such assets are used.  Consequently, the above-referenced sentence has been revised to read as follows: “The Fund may also invest in equity real estate investment trust (“REIT”) securities.”

Comment 4.
In the penultimate sentence of the first paragraph, please clarify the reference to “other derivative securities” to ensure that all derivative instruments intended to be used as part of the Fund’s principal investment strategies are clearly disclosed.

Response:	The reference to “other derivative securities” has been deleted.

Comment 5.	Please consider emphasizing the Fund’s ability to take short positions in the first paragraph given the recurring theme of short sales in later paragraphs.

Response:	The following sentence has been added to the first paragraph: “The Fund may invest long or short in U.S. and foreign equity and REIT securities.”

Comment 6.	Please revise the phrase “to be beta neutral” to use plain English.

Response:	The above-referenced phrase has been revised to read “to not be correlated with major financial market indices”.

Comment 7.	Under the heading “Arbitrage Trading Risks,” please explain the use of the word “underlying,” particularly to confirm whether it refers to the use of derivative instruments.

Response:	The word “underlying” has been deleted from the above-referenced disclosure.

Comment 8.
Under the heading “Fixed Income Securities Risks,” third sentence, please confirm whether the call risk described is limited to high-yield bonds as disclosed.  Please also confirm that risks of fixed income securities and high yield securities are principal risks with respect to the Fund.

Response:
The above-referenced sentence has been revised to read as follows: “There is also the risk that an issuer may “call,” or repay, its bonds, particularly those with high yields (including bonds commonly referred to as “junk bonds”), before their maturity dates.”  Additionally, the following sentence has been added under “Principal Investment Strategies”: “The Fund may also invest long or short in U.S. or foreign fixed income securities, including high yield securities (commonly referred to as “junk bonds”).”

Comment 9.	Under the heading “Options and Futures Risks,” please relocate or delete the first two sentences (up to the semi-colon) of the third paragraph, which do not describe a risk.

Response:
The first two sentences of the third paragraph of the above-referenced section have been revised to read as follows: “To the extent the Fund enters into futures contracts on exchanges located outside of the U.S., the Fund may be subject to greater risk potential than similar transactions in domestic markets.”

Comment 10.	Under the heading “Options and Futures Risks,” please relocate or delete the last two paragraphs, which do not describe a risk.

Response:	The above-referenced paragraphs have been moved to be under the heading “Principal Investment Strategies and Policies” in response to Item 9 of Form N-1A.

Comment 11.
Under the heading “Regulatory Risks Regarding Forwards, Futures, Swaps and Options,” please relocate or delete the first paragraph, which does not describe a risk, or clarify the nature of the risk to the Fund.

Response:	The following above-referenced paragraph has been revised to read as follows:

The Trust, on behalf of the Fund, has claimed an exclusion from the definition of the term “commodity pool operator” under the CEA. To ensure the Fund’s eligibility for the exclusion, the Fund may be limited in its ability to use futures and options on futures and to engage in certain swaps transactions. The Fund currently expects to operate in a manner that would permit the Trust to continue to claim the exclusion, which may adversely affect the Advisor’s and sub-advisors’ ability to manage the Fund under certain market conditions and may adversely affect the Fund’s total returns. In the event the Fund becomes unable to rely on the exclusion and the Advisor is required to register as a commodity pool operator, the Fund’s expenses may increase and the Fund may be adversely affected. In the event the Fund becomes unable to rely on the exclusion, the Fund’s sub-advisors may also be required to register as commodity trading advisers, which may cause an increase in the Fund’s expenses and the Fund to be adversely affected.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust